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Exhibit 12

THE NEW YORK TIMES COMPANY
Ratio of Earnings to Fixed Charges
(Dollars in thousands, except ratios)
(Unaudited)

		For the Years Ended
(In thousands, except ratio)	For the Six Months Ended June 27, 2004	December 28, 2003	December 29, 2002	December 30, 2001	December 31, 2000	December 26, 1999
Earnings from continuing operations before fixed charges
Income before income taxes, minority interest and income/loss from joint ventures	$222,746	$508,070	$504,433	$332,204	$637,830	$501,912
Distributed earnings from less than fifty-percent owned affiliates	5,000	9,299	6,459	14,859	19,375	13,061

Adjusted pre-tax earnings from continuing operations	227,746	517,369	510,892	347,063	657,205	514,973
Fixed charges less capitalized interest	26,667	57,752	60,023	64,069	80,876	63,313

Earnings from continuing operations before fixed charges	$254,413	$575,121	$570,915	$411,132	$738,081	$578,286

Fixed charges
Interest expense, net of capitalized interest	$21,270	$46,704	$48,697	$51,405	$68,566	$52,503
Capitalized interest	3,168	4,501	1,662	459	—	—
Portion of rentals representative of interest factor	5,397	11,048	11,326	12,664	12,310	10,810

Total fixed charges	$29,835	$62,253	$61,685	$64,528	$80,876	$63,313

Ratio of earnings to fixed charges	8.53	9.24	9.26	6.37	9.13	9.13

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with this Quarterly Report on Form 10-Q, as well as the Company's Annual Report on Form 10-K for the year ended December 28, 2003.

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THE NEW YORK TIMES COMPANY Ratio of Earnings to Fixed Charges (Dollars in thousands, except ratios) (Unaudited)